EXHIBIT 99.6

ASX: ALD | TSX: ALG | AIM: AGLD	10 March 2010

GOLD RIDGE MINING LIMITED CONTRACT AWARDED
PROJECT COMMENCEMENT IMMINENT

Allied Gold has has entered into a Letter Of Intent to award the Engineering, Procurement and Construction (EPC) Contract for the  refurbishment and additional  capacity expansion  of  the Gold Ridge gold project in the Solomons Islands to GR Engineering Services Pty Ltd (GRES) who  initially engineered and constructed  the project in the early 1990s.

GRES have been integrally involved with  ASG in the  feasibility studies relating to the projects redevelopment and expansion from the current 2mtpa capacity to 2.5mtpa. GRES will be responsible for the process and plant facilities with the initial phase of the contract structured on cost-plus reimbursable terms to underpin an accelerated pre-development work approach.

 On completion of final  delineation of work scopes and  final review of associated costing  which is well advanced, Allied and GRES  have agreed, subject to certain conditions,  to convert the contract to a fixed cost delivery with a mechanism for cost overrun or underrun sharing. This will be completed by end of March 2010.

The anticipated cost  to complete the EPC component of the redevelopment remains in line with budget estimates at approximately A$60M including contingency of approximately A$5M.

Gold Ridge already has significant infrastructure already in place and the focus of the refurbishment program will be initially centered on   the rebuilding of the existing processing  plant facility to expedite  early gold production.

Executive Chairman Mark Caruso stated, “the company recently engaged in high level meetings with senior Solomon Island Government officials and the project continues to receive unequivocal support. Equally, Land Owners are eager to commence the relocation process as soon as possible. The significance of this project in terms of its impact on Solomon Islands economy  and the message it will send to the International Investment community that the country is open  and ready for business should not be underestimated “

“The awarding of the EPC contract is a further indication that Allied Gold is accelerating the program for redevelopment with further contracts scheduled to be negotiated and awarded over the coming month.”

 “The political will and the ground swell of support by all stakeholders towards the project within the Solomon Islands is strong  and along with the experience that Allied Gold brings to the project, this will ensure that Gold Ridge will be back into production by around calendar QTR 1 2011with annual gold production of 120,000ozs pa.”

About Allied Gold: The Simberi gold mine (60km from Lihir Island) has produced 150,000 ounces since production commenced in February 2008.  Production in 2010 is expected to be approx 75,000-80,000 ounces, with an expansion later in the year to lift Simberi plant throughput from 2Mtpa to 3Mtpa and gold output towards 100,000 ozpa.   The 100,000 ozpa Simberi sulphide project is expected during 2011.  Allied acquired the Gold Ridge project in the Solomons Islands in late 2009 and pre-development works are currently underway, with production of 120,000 ozpa expected in FY2012.The company’s combined resource inventory now stands at in excess of 7.9 Million ounces of gold underpinning its current and future increases in production.

For more details, please contact:

Mr Mark Caruso	Executive Chairman	08 9356 2776

Mr Frank Terranova	Chief Financial Officer	07 3252 5911

Mr Simon Jemison	Collins Street Media	03 9224 5319